Exhibit 12

Exhibit 12: Computation of Ratio of Earnings to Combined Fixed Charges

	Year Ended December 31,
(in thousands)	2004	2003	2002	2001	2000
Including Interest on Deposits
Earnings:
Income before income taxes	$2,360,064	$1,802,924	$1,451,039	$1,035,420	$757,474
Fixed charges	1,797,811	1,588,981	1,475,827	1,189,454	834,424

Earnings, for computation purposes	4,157,875	3,391,905	2,926,866	2,224,874	1,591,898

Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	1,791,442	1,582,565	1,461,654	1,171,007	801,017
Portion of rent expense representative of interest	6,369	6,416	14,173	18,447	33,407

Total fixed charges, including interest on deposits, for computation purposes	$1,797,811	$1,588,981	$1,475,827	$1,189,454	$834,424

Ratio of earnings to fixed charges, including interest on deposits	2.31	2.13	1.98	1.87	1.91

Excluding Interest on Deposits
Earnings:
Income before income taxes	$2,360,064	$1,802,924	$1,451,039	1,035,420	$757,474
Fixed charges	788,266	697,331	663,938	548,984	510,416

Earnings, for computation purposes	3,148,330	2,500,255	2,114,977	1,584,404	1,267,890

Fixed Charges:
Interest expense on deposits, senior and subordinated, and other borrowings	1,791,442	1,582,565	1,461,654	1,171,007	801,017
Portion of rent expense representative of interest	6,369	6,416	14,173	18,447	33,407
Interest expense on deposits	(1,009,545)	(891,650)	(811,889)	(640,470)	(324,008)

Total fixed charges, excluding interest on deposits, for computation purposes	$788,266	$697,331	$663,938	$548,984	$510,416

Ratio of earnings to fixed charges, excluding interest on deposits	3.99	3.59	3.19	2.89	2.48